Exhibit (b)(A)

(Translation)

March 2, 2011

To:	1-11-1, Marunouchi, Chiyoda-ku, Tokyo

Monex Group, Inc. (“Monex”)

COMMITMENT LETTER

Shinsei Bank, Limited (the “Bank”) hereby represents to Monex that the Bank is willing to provide a loan of up to 10 billion yen under the major terms and conditions described in the exhibit (term sheet) attached hereto (the “Exhibit”), in respect of the loan transaction (the “Loan Transaction”) for the procurement of funds to pay the purchase price for the project to acquire the shares of TradeStationGroup, Inc. (the “Target”) which Monex is currently considering (the “Acquisition Project”) as well as the costs related thereto. The drawdown of the loan will take place on condition that all of the internal procedures required at the Bank has been completed, a loan agreement has been entered into in accordance with the terms and conditions reasonably satisfactory to the Bank, and all of the conditions precedent set forth in such loan agreement have been fulfilled. Please also note the following matters.

1.	The Exhibit merely sets out the major terms and conditions of the loan, and does not cover all of the conditions set forth in the definitive agreement (the “Loan Agreement”) to be entered into by and between the Bank and Monex in relation to the Loan Transaction. Further, in the course of the drafting of the loan agreement, in order to contain the terms and conditions satisfactory to the Bank and Monex, any amendments may be made to the terms and conditions set out in the Exhibit as a result of the discussions held and agreements reached between the Bank and Monex, in which case, only the executed version of the Loan Agreement entered into by and between the Bank and Monex shall be legally binding.

2.	Any information set out in this commitment letter and the Exhibit shall be treated as strictly confidential, and may be used only for the purpose of considering the Acquisition Project or the Loan Transaction or complying with any disclosure requirements under the applicable laws and regulations (including the disclosure requirements under the US Securities Act of 1933) and, in disclosing any such information to a third party including cases where such disclosure is made pursuant to the US Securities Act of 1933, Monex shall seek and obtain a prior consent of the Bank (provided that the Bank shall not unreasonably withhold such consent for any disclosure required under the US Securities Act of 1933).

3.	With respect to any legal, tax or accounting issue arising in relation to the Loan Transaction, please consult with your own legal counsel, tax accountant or accountant, as appropriate.

This commitment letter shall remain effective until December 19, 2011. After the lapse of such effective period, the Bank may at its own discretion determine whether or not this certificate should be terminated and invalidated. Furthermore, this commitment letter is issued based on the circumstances existing as of May 2, 2011 and, as such, if (a) there are any material change to the terms and conditions of the Acquisition Project that Monex is currently considering or (b) any event which would materially affect the Monex’s credit standing and etc. occurs or any objective fact which could threaten to cause such an event may become apparent, the Bank may at its own discretion terminate and invalidate this certificate.

(End)

Issued by:

Shinsei Bank, Limited

(Summary Translation)

Exhibit

TERMS AND CONDITIONS

Type of loan:	Term loan (10 billion yen)

Borrower:	Monex Group, Inc.

Lender:	Shinsei Bank, Limited

Target:	TradeStationGroup

Agreement execution date:	Date to be separately agreed upon by the Borrower and the Lender.

Drawdown date:	Date to be separately agreed upon by the Borrower and the Lender.

Loan period:	5 years

Applicable interest rate:	Term loan: 6 months TIBOR + 0.60%

Purpose of use of the funds:	Funds to acquire shares of the Target through a takeover bid to be conducted by the Borrower’s US subsidiary acting as an acquisition vehicle (Felix 2011 Acquisition Sub, Inc) (the “TOB”) and a cash-out merger to be conducted thereafter.

Repayment method:

Term loan: non-equal repayment of principal every six months, with the first repayment to be made on [month] [date], 2011.

Repayment of 500 million yen on each repayment date from the first repayment date to the last repayment date.

On the last repayment date (tenth repayment date), the outstanding principal amount (5 billion yen) shall be repaid in addition to the 500 million yen set out above.

Loan protection:	Non-secured, non-guarantee

Conditions precedent to the drawdown of the loan:	(1) The “Agreement and Plan of Merger” entered into as of April 20, 2011 by and among the Borrower, the Borrower’s wholly-owned subsidiary (Felix 2011 Acquisition Sub, Inc) (the “SPC”) and the Target for the purpose of acquiring all of the shares of the Target by the borrower (the “Acquisition Agreement”) has not been amended without a prior consent of the Lender (provided that the Lender shall not unreasonably withhold such consent) and validly exists.

(2) All of the conditions precedent to the TOB under the Acquisition Agreement have been fulfilled or, in the opinion of the Lender, are highly likely to be fulfilled, in each case without a waiver thereof by the Borrower;

(3)	All of the conditions precedent to the drawdown of the loan to be provided by another bank (the “Other Financing Bank”) in the similar amount and for the same purpose of the Loan Transaction (the “Other Loan”) have been fulfilled;

(4)	No material change has occurred in respect of the proposed acquisition of the shares of the Target by the Borrower (the “Acquisition Project”) as described in the press release dated April 21, 2011 entitled “Acquisition of Shares of a US Online Securities Company Called TradeStation Group, Inc.”;

(5)	An agreement regarding the Other Loan has been entered into, and validly exists, under the terms and conditions reasonably satisfactory to the Lender;

(6)	The following documents have been provided:

	(a)	in relation to the Borrower and the SPC (provided that, for the SPC, the followings shall be the documents similar to those set forth below):

(i) a certified copy of the latest version of the articles of incorporation;

(ii) a certified copy of the latest version of the board regulations;

(iii) a certified copy of the commercial register certifying all track records (rirekijiko zenbu shomeisho); and

(iv) a seal certificate of the corporate seal used by the representative,

	(b)	a notification to register the signature or seal of the Borrower;

	(c)	a certified copy of each of the Acquisition Agreement and the agreement(s) regarding the Other Loan (together with this Loan Agreement, the “Relevant Agreements”);

	(d)	a certified copy of the documents such as minutes of a meeting of the board of directors which show that the internal procedures have been duly completed in relation to the execution, etc. of the Relevant Agreements (in respect of each of the parties to the Relevant Agreements, except for the Target);

	(e)	a copy of the disclosure materials for the TOB;

	(f)	a certified copy of the minutes of a meeting of the board of directors of the Borrower at which the implementation of the Acquisition Project was approved;

	(g)	legal opinion prepared by the Borrower’s legal counsel;

	(h)	legal opinion or memorandum addressing the legal issues regarding the Acquisition Project, which the Borrower’s legal counsel has prepared for and submitted to the Borrower;

(i) a copy of the tax opinion or memorandum regarding the structure of the Acquisition Project, which has been prepared by the Borrower’s tax advisor;

(j) a copy of the stock price calculation statement for the Target which the Borrower has obtained;

(k) a certificate issued by a director having the power to represent the Borrower in which he/she certifies the fulfillment of the conditions precedent to the loan drawdown;

(l) documents required to be submitted under the Act on Prevention of Transfer of Criminal Proceeds;

(m) other documents as reasonably requested by the Lender (to be specified in the definitive agreement)

	(7)	A fully-completed loan application form has been submitted;

	(8)	There exists none of the following events: (i) outbreak of natural disaster, war, act of terrorism, (ii) an interruption or difficulty in electricity, communication or various settlement system, (iii) any event occurring in the Tokyo Interbank Market that would disable loans in yen, (iv) any event based on which the Lender reasonably believes that there has been an objectively material change in circumstances which would make it impossible or extremely difficult to make the relevant loan, or (v) any other event similar to those set forth in (i) to (iv) above which is not attributable to the Lender and which the Lender reasonably determines that it is objectively impossible or extremely difficult to make the loan under the Loan Agreement);

	(9)	A settlement account has been opened and maintained;

	(10)	All of the representations and warranties made by the Borrower and the SPC in the Relevant Agreements are true and accurate as at that time, and all of the representations and warranties made in the Relevant Agreements by the parties thereto (except for the Borrower and the SPC) are true and accurate in all material respects as at that time;

	(11)	None of the parties to the Relevant Agreements is in breach of any provision of the Relevant Agreements to which it is a party;

	(12)	There are no events or circumstances that would fall within any of the events of default or potential events of default under the Loan Agreement;

	(13)	There are no events or circumstances which cause or are likely to cause material adverse effect upon the financial condition or business operation of the Borrower or the Target; and

	(14)	Other matters as reasonably requested by the Lender (to be specified in the Loan Agreement).

Mandatory prepayment:	Provisions that are normally contained in similar financing agreements.

Covenants:	1.	Financial covenants

Including, but not limited to, the following (please note that the calculation method and the covenants level shall be separately agreed upon by the Borrower and the Lender in the Loan Agreement): (1) leverage ratio(*); (2) DSCR; (3) provisions regarding the capital adequacy ratio; (4) provisions regarding liquidity; and (5) provisions regarding maintenance of profit level.

		(*)	Including a provision to the effect that, if the shares of the Target are sold by the borrower in whole or in part, the covenants level for the leverage ratio will be lowered (the covenants level will be separately agreed by the parties in the Loan Agreement).

	2.	Other covenants

		(1)	If any portion of funds which are procured from a sale of shares of the Target is appropriated to the repayment of any loan provided by other financial institutions, Monex shall also repay to the Bank in the same proportion.

		(2)	If shares of the Target are provided as collateral to secure any loan provided by other financial institutions, Monex shall also provide collateral to the Bank in the same proportion.

		(3)	Other provisions that are normally contained in similar financing agreements.

Other general provisions:		•	The provisions related to loan protection and repayment conditions shall be at least equivalent to the Other Loan.

		•	Except for the provisions set out in this terms and conditions, the provisions normally contained in similar financing agreements shall apply to the Loan Transaction.